 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Poole III, Lonnie C. (Last) (First) (Middle) 3301 Benson Drive Suite 600 (Street) Raleigh, NC 27609 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Waste Industries USA, Inc. WWIN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/03/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Vice President of Corporate Development
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	03/03/2003		G	V	292,269	A		1,184,564	D
Common Stock								$9,600	I	By Trust (1)
Common Stock								$1,041,760	I	By Trust (2)
Common Stock								$784,258	I	By Trust (3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$							(4)	06/06/07	Common Stock	4,380		$4,380	D
Stock Option (Right to Buy)	$							(5)	03/01/06	Common Stock	6,392		$6,392	D
Stock Option (Right to Buy)	$							(6)	04/01/05	Common Stock	3,911		$3,911	D
Stock Option (Right to Buy)	$							(7)	04/01/04	Common Stock	1,875		$1,500	D
Stock Option (Right to Buy)	$							(8)	04/01/03	Common Stock	2,312		$2,312	D

Explanation of Responses:

(1) The Reporting Person't wife, Lisa R. Poole, is the trustee for these shares and are for the benefit of the Reporting Person's children and grandchildren.
(2) The Reporting Person is co-trustee of the trust holding these shares. Please note that the number of shares has been revised to correct a clerical error in previous reports.
(3) The Reporting Person, as a beneficiary of the trust holding these shares, has shared investment power with the trust's other beneficiary.
(4) The stock options granted to the Reporting Person in June 2002 under the Issuer's 1997 Stock Plan become exercisable 25% at the end of the first year from the date of grant and 6.25% per quarter thereafter for a term of four years, based upon continued employment.
(5) The stock options granted to the Reporting Person in March 2001 under the Issuer's 1997 Stock Plan become exercisable 25% at the end of the first year from the date of grant and 6.25% per quarter thereafter for a term of three years, based upon continued employment.
(6) The stock options granted to the Reporting Person in March 2000 under the Issuer's 1997 Stock Plan become exercisable 25% at the end of the first year from the date of grant and 6.25% per quarter thereafter for a term of three years, based on continued employment.
(7) The stock options granted to the Reporting Person in April 1999 under the Issuer's 1997 Stock Plan become exercisable 25% at the end of the first year from the date of grant and 6.25% per quarter thereafter for a term of five years, based on continued employment.
(8) The stock options granted to the Reporting Person in April 1998 under the Issuer's 1997 Stock Plan become exercisable 25% at the end of the first year from the date of grant and 6.25% per quarter thereafter for a term of five years, based on continued employment.

By:	Date:
/s/ Lonnie C. Poole III	04/15/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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